American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 Fax: (213) 225-1216 www.americanapparel.net

May 16, 2011

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Apparel, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 4, 2011 (File No. 001-32697)

Dear Mr. Reynolds:

American Apparel, Inc. (the “Company”) has electronically transmitted for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement on Schedule 14A (File No. 001-32697) originally filed with the SEC on April 5, 2011, as amended by the Preliminary Proxy Statement on Schedule 14A filed on May 4, 2011 (“Amendment No. 1” and, as so amended, the “Preliminary Proxy Statement”). We also have provided to you under separate cover a copy of Amendment No. 2, which we have marked to show changes from Amendment No. 1. Capitalized terms used in this letter without definition have the meanings given to them in the Preliminary Proxy Statement.

The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the SEC set forth in the staff’s comment letter dated May 13, 2011, as well as other changes, including changes to reflect that the Company will be mailing full sets of proxy materials, instead of only a notice of internet availability, to stockholders.

Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. All references in this letter to page number and captions correspond to the page numbers and captions in Amendment No. 2. References throughout this letter to “we,” “us” and “our” are to the Company.

Securities and Exchange Commission

May 16, 2011

Questions and Answers About the Proxy Materials and Annual Meeting, page 1

1.	Please revise your Q&A to briefly discuss in quantified terms the dilution to existing investors as a result of Proposals Eight and Nine and any discount to market price at the time of the agreements.

We have revised the disclosure as requested. Please see page 4 of Amendment No. 2.

Certain Relationships and Related Transactions, page 37

2.	With a view to clarifying disclosure, advise us if the March 24, 2011 purchase agreement referenced on page 64 had the effect of giving Mr. Charney majority control of the company’s common shares sufficient to assure approval of Proposals 8 and 9 as indicated in the sixth paragraph on page six.

The purchase agreement between the Company and Dov Charney (“Mr. Charney”), dated March 24, 2011 (the “March 24 Purchase Agreement”), did not have the effect of giving Mr. Charney majority control of the Company’s common stock (the “Common Stock”) because Mr. Charney already beneficially owned a majority of the outstanding Common Stock before the issuance of shares to Mr. Charney under the March 24 Purchase Agreement.

As disclosed in Amendment No. 4 to Mr. Charney’s Schedule 13D, filed on March 1, 2011, Mr. Charney at such time beneficially owned 41,009,689 shares of Common Stock, representing 51.8% of the then outstanding shares of Common Stock. As disclosed in Amendment No. 5 to Mr. Charney’s Schedule 13D, filed on March 28, 2011, following the issuance of shares to Mr. Charney under the March 24 Purchase Agreement, Mr. Charney beneficially owned 44,923,088 shares of Common Stock, representing 56.8% of the then outstanding Common Stock.

Other

3.	We note you have outstanding comments on your Form 10-K to which you responded on May 4, 2011. Please confirm that you will resolve these comments prior to mailing your definitive proxy.

The Company hereby confirms that it will resolve any outstanding comments on its 2010 Form 10-K prior to mailing the definitive proxy statement.

* * * * *

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

May 16, 2011

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (213) 488-0226, extension 1412 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ Glenn A. Weinman

Name:	Glenn A. Weinman
Title:	Senior Vice President, General Counsel and
Secretary

cc:	Dov Charney, Chairman and Chief Executive Officer

James Lopez

Jay Williamson